NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting of the Shareholders of Crosshair Exploration & Mining Corp. (the “Company”), will be held at Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1, on Friday, May 16, 2008 at 11:00 a.m., Vancouver time, for the following purposes:

1.	To approve, ratify and confirm the adoption of the Company’s Shareholder Rights Plan as more particularly described in the accompanying Information Circular; and

2.	To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

A Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in the Shareholder’s stead. If you cannot be personally present, please refer to the notes accompanying the Form of Proxy enclosed and then complete and deposit the Form of Proxy with Computershare Investor Services Inc. within the time set out in the notes, as set out below.

The Form of Proxy must be signed by the Shareholder or by the Shareholder’s attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Form of Proxy must be deposited at the office of Computershare Investor Services Inc. at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Form of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 11th day of April, 2008.

BY ORDER OF THE BOARD

“Mark J. Morabito”
Mark J. Morabito
Chief Executive Officer